Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Three Months Ended March 31,	Years ended December 31,
($ in thousands)	2013	2012	2011	2010	2009 (2)	2008
Earnings (1):
Income (loss) before income taxes	$15,187	$41,914	$37,372	$6,396	$(49,321)	$11,738
Add: Fixed charges from below	5,011	27,899	33,866	35,242	51,396	60,454
Earnings including interest expense on deposits (a)	$20,198	$69,813	$71,238	$41,638	$2,075	$72,192

Less: interest expense on deposits	(3,017)	(15,406)	(21,658)	(22,867)	(30,203)	(39,920)
Earnings excluding interest expense on deposits (b)	$17,181	$54,407	$49,580	$18,771	$(28,128)	$32,272

Fixed charges (1):
Interest on deposits	$3,017	$15,406	$21,658	$22,867	$30,203	$39,920
Interest on borrowings	1,994	7,761	8,497	9,544	18,642	20,418
TARP preferred stock dividends (pre-tax)	—	4,732	3,711	2,831	2,551	116
Fixed charges including interest on deposits (c)	$5,011	$27,899	$33,866	$35,242	$51,396	$60,454

Less: interest expense on deposits	(3,017)	(15,406)	(21,658)	(22,867)	(30,203)	(39,920)
Fixed charges excluding interest expense on deposits (d)	$1,994	$12,493	$12,208	$12,375	$21,193	$20,534

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (3)	8.62x	4.35x	4.06x	1.52x	-1.33x	1.57x
Including interest on deposits (a/c)	4.03x	2.50x	2.10x	1.18x	0.04x	1.19x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (3)	8.62x	6.40x	5.40x	1.67x	-1.65x	1.57x
Including interest on deposits (a/c)	4.03x	2.81x	2.24x	1.20x	-0.01x	1.19x

(1) As defined in Item 503(d) of Regulation S-K.

(2) Due to the Company's $46.7 million loss (including $45.4 million of goodwill impairment charges) for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $49.3 million to achieve a coverage ratio of 1:1.

(3) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.